WEALTHHOUSE ADVISORS INC

FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERERED PUBLIC ACCOUNTING FIRM

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70973

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/11/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WealthHouse Advisors Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 Canoe Brook Drive
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marjorie Wang	917-660-6796	marjorie@wealthhouseadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marjorie Wang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WealthHouse Advisors Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

See attached
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VERIFICATION ON OATH OR AFFIRMATION WITH AFFIANT STATEMENT

State of _New Jersey_

County of _Morris_ } ss.

☒ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 _____
2 _____
3 _____
4 _____
5 _____
6 _____

7 _____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this _14th_ day of _February_, _2025_, by
   Day   *Month*   *Year*

Marjorie W Wang
Name of Signer No. 1

_____
Name of Signer No. 2 (if any)

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┌─────────────────────────────────────┐
│           LISA RICHARD              │
│ Notary Public - State of New Jersey │
│  My Commission Expires May 19, 2026 │
└─────────────────────────────────────┘
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Lisa M Richard
Signature of Notary Public

Lisa Richard

Place Notary Seal/Stamp Above

Any Other Required Information
(Residence, Expiration Date, etc.)

─────────── **OPTIONAL** ───────────

Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Report Form X-17A-5 Part III_

Document Date: _No Date_   Number of Pages: _1_

Signer(s) Other Than Named Above: _no other signers_

M2010-02 (09/22)
Used for states (DE, GA, IA, IL, KS, MD, MI, MN, MS, MT, NC, ND, NH, NJ, OK, OR, WA,
WV, WI, WY)

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com   PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of Wealthhouse Advisors Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Wealthhouse Advisors Inc as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wealthhouse Advisors Inc as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wealthhouse Advisors Inc's management. Our responsibility is to express an opinion on Wealthhouse Advisors Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealthhouse Advisors Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Wealthhouse Advisors Inc.'s auditor since 2024.

Sugar Land, Texas

March 31, 2025

WEALTHHOUSE ADVISORS INC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	379,436
Accounts receivable		70,568
Prepaid expenses		52,554
Property and equipment, net of accumulated depreciation of $6,258		102,791
Other assets		524
Total assets	$	605,873

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	53,271
Capital stock		80,000
Additional paid-in capital		109,540
Retained earnings		363,062
Total stockholders' equity		552,602
Total liabilities and stockholders' equity	$	605,873

See report of independent registered public accounting firm and notes to financial statement.

WEALTHHOUSE ADVISORS INC

NOTES TO FINANCIAL STATEMENT
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

WealthHouse Advisors Inc (the "Company") was established in 2017 and is a New Jersey corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is approved by FINRA to act as a placement agent for private placement securities.

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Allowance for credit losses
The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2024.

Segment reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of general securities brokerage. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.

The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition

The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent. Revenue from placement agent fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue from due diligence fees are generally recognized at the point in time that performance under the arrangement is completed. Revenue from private placement trails are recognized at the point in time that performance under the arrangement is completed. At December 31, 2024, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2024. Account receivable at December 31, 2024 are $70,568.

Income taxes

The Company is an S-Corp and treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the stockholders' is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's stockholders' tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2021.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Use of estimates

Management uses estimates and assumptions in this preparing financial statement. Those estimates and assumptions affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENT
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 for a first year broker dealer, 15 to 1 thereafter. At December 31, 2024 the Company's net capital was $326,165 which was $319,506 in excess of its required net capital of $6,659. The Company's aggregate indebtedness to net capital was 0.16 to 1.

Note 4   **Related party transactions**

The Company operates from office space provided by the stockholders' of the Company at no cost to the Company. Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 5   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6   **Subsequent events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2024 through March 31, 2025, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.